Mail Stop 3651

June 23, 2005

Mr. Robert H. Knauss, Esq.
Vice President and General Counsel
UGI Utilities, Inc.
460 Northern Gulph Road
King of Prussia, PA 19406

		RE:	UGI Utilities, Inc.
			Form 10-K for Fiscal Year Ended September 30, 2004
			Filed December 14, 2004
			File No. 001-01398

Dear Mr. Knauss:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief